

August 29, 2011

Via E-mail
Mr. C. James Prieur
Chief Executive Officer
CNO Financial Group, Inc.
11825 N. Pennsylvania Street
Carmel, Indiana 46032

> **Re: CNO Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **File No. 001-31792**

Dear Mr. Prieur:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
8. Commitments and Contingencies, page 178

1.   On page 65, you disclose that the ultimate outcome of legal matters cannot be predicted with certainty but could have a significant impact on your results of operations or financial position. Also, your disclosure on page 181 states that lawsuits could have, in the aggregate, a material adverse effect on the Company's consolidated financial condition, cash flows or results of operations. However, disclosure on page 178 indicates that you do not anticipate the ultimate liability from either pending or threatened legal actions, after consideration of existing loss provisions, to have a material adverse effect

on your financial condition, operating results or cash flows. Please provide us proposed disclosure to be included in future filings addressing the following:

- Why, in view of the disclosures on pages 65 and 181 noted above, you do not anticipate, as indicated on page 178 as noted above, that the impact of pending or threatened legal actions, after consideration of existing loss provisions, will have a material adverse effect on your financial condition, operating results or cash flows.
- For unrecognized contingencies that meet either of the conditions in ASC 450-20-50-3, provide an estimate of the possible loss or range of loss at December 31, 2010 or a statement that such an estimate cannot be made, in accordance with ASC 450-20-50-4.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant